amec foster wheeler

CONSENT of ENGINEER

I, Scott Fleming, PE, consent to the incorporation by reference of the technical report titled *"NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico"* effective date March 25, 2015 and dated April 30, 2015 (the "Technical Report") prepared for Endeavour Silver Corp. (the "Company") into the Company's Prospectus Supplement dated November 25, 2015, to the Short Form Base Shelf Prospectus dated July 29, 2014, and the Company's Registration Statement on Form F-10 (File No. 333-196981) (the "Disclosure Documents").

I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 25th day of November, 2015

____________________ [Seal or Stamp]

Signature

Scott Fleming

Name of Engineer